

Mail Stop 7010

May 1, 2008

via U.S. mail and facsimile

Alan W. Rutherford
Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

> **RE:** **Crown Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-K/A#1 for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 0-50189**

Dear Mr. Rutherford:

We have reviewed your response letter dated April 18, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies, page 32

1. We note your response to comment 2 in our letter dated April 7, 2008. Specifically, we note that you estimate your asbestos liability accrual using two material assumptions: (a) the number of future claims and (b) the expected average settlement cost of the asbestos claims. Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other

outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As previously noted, the asbestos liability charge to the consolidated statements of operations for fiscal year 2007 is 14.4% of income from continuing operations before income taxes, minority interest and equity earnings, and the increase in the charge from prior year's charge is 9.5%. We also note from your response that the increase in the charge from prior year was due to higher five year average settlement costs. As such, it would appear that disclosure of these two material assumptions including a sensitivity analysis of the impact on the charge to the consolidated statement of operations would be useful information to investors to understand how you estimate the asbestos liability and the variability associated with such estimate. Please provide us with the disclosure you intend to include in future filings.

2. We note your responses to comments 3 – 7 in our letter dated April 7, 2008, including the additional disclosures you intend to include in future filings. There continues to be a concern that these additional disclosures will not provide investors with sufficient information to understand (a) the basis for your conclusion that the recoverability of goodwill was not a material uncertainty when your September 30, 2007 Form 10-Q was filed; (b) the material factors that led you to conclude that goodwill may be impaired subsequent to October 31, 2007; and (c) the material changes in the assumptions used in your valuation techniques that led to the $103 million goodwill impairment charge. As previously noted, the $103 million goodwill impairment charge materially impacted total stockholders' equity as of December 31, 2007 and is 51.2% of fiscal year 2007 income from continuing operations before income taxes, minority interest and equity earnings. As such, you should provide investors with substantive and informative disclosures that fully explain the charge. As such, please revise the disclosures you intend to include in future filings to fully address each of the following points:
   - A detailed discussion of all material factors that led to the impairment charge. At a minimum:
     o Disclose the European metal vacuum food closures' operating results for each period presented. Explain how fiscal year 2007 segment income for the European metal vacuum food closures reporting unit was projected to by $16 million; however, actual segment income was $6 million. Such discussion should explain why the lower results were completely unexpected through September 30, 2007.
     o Disclose the four factors that led to the unexpected shortfall including when each factor was first identified. For example, specifically state when during fiscal year 2007 the major customer lowered its sales unit volume allocations to the European metal vacuum food closures reporting unit.
     o Explain to investors why you believed these four factors were temporary as of October 31, 2007.

- o Explain the specific circumstances that occurred during the fiscal year 2008 budget and strategic plan process that led you to believe that the lower than expected sales unit volume from a major customer and the selling prices increases that were not covering cost increases were no longer temporary but rather long term in nature. In this regard, please include specific reasons as to why you are at a competitive disadvantage as compared to your competitors such that you believe that you will be unable in the long term to replace the lower sales unit value from either this major customer and/or other customers. As you noted in your response letter, "[i]t is not unusual in this business for customers to move volume among suppliers and, in such situations, it is not uncommon that the lost volume is recovered either from that customer or another." Without such disclosure, investors may not understand why you would not be able to replace the decreased volume for this same reason. Also, since goodwill impairment tests are based on long term projections, it is unclear why decreased volume for one fiscal year necessarily results in decreased volume in subsequent fiscal years. Please also address this same issue for the product pricing portion.
- A detailed discussion of the changes in assumptions for each of the methods used to estimate the fair value of the European metal vacuum food closures reporting unit. Specifically, disclose the material assumptions included in each valuation model used to estimate the fair value of the reporting unit for the impairment test performed as of the fourth quarter of 2007 and 2006. In this regard, we note from your response to comment 7 in our letter dated April 2, 2008 that you use the comparable business method, the comparable transactions method and the discounted cash flows method to estimate the fair value of your reporting units. As such, your disclosure should provide quantitative information for the material assumptions used in your method in addition to disclosing how you weight each method to arrive at a fair value amount for the reporting unit. Refer to comment 6 in our letter dated April 2, 2008 for a more detailed discussion of this point.
- A discussion of management's thoughts on the European metal vacuum food closures reporting unit's future operating results subsequent to the impairment charge. Also include a discussion of management's future plans for this reporting unit.
- The carrying value of the remaining assets for this reporting unit subsequent to the goodwill impairment charge.

Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

3. As previously requested in comment 7 in our letter dated April 7, 2008, please provide us with the disclosure you intend to include in future filings that address the disclosures requested in comment 6 in our letter dated April 7, 2008 for reporting units with fair values that are not materially different from the carrying values. In this regard, it appears that one of your reporting units, other than the European metal vacuum food closures reporting unit, has a fair value that does not materially exceed the carrying value. If you disagree with this assessment, please provide us with a detailed explanation as to why you believe the fair value of the reporting unit materially exceeds its carrying value and such disclosures would not materially impact an investors' decision regarding your common stock. Refer to Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief